April 5, 2005


VIA EDGAR

Ms. Barbara C. Jacobs                           Ms. Maryse Mills-Apenteng
Assistant Director                              United States Securities and
United States Securities and                       Exchange Commission
   Exchange Commission                          Division of Corporation Finance
Division of Corporation Finance                 Mail Stop 4-6
Mail Stop 4-6                                   450 Fifth Street, N.W.
450 Fifth Street, N.W.                          Washington, DC 20549
Washington, DC 20549

     RE:  ZONE 4 PLAY, INC.
          Registration Statement on Form SB-2 filed on February 11, 2005, as amended on April 5, 2005
          File No. 333-122727


Dear Ms. Jacobs and Ms. Mills-Apenteng:

This letter is submitted on behalf of Zone 4 Play, Inc. (the "Company") in response to Ms. Jacobs' letter dated March 10, 2005, regarding the above referenced registration statement on Form SB-2 (the "Registration Statement"). Each of the original comments from your March 10, 2005 letter appears below, followed by the Company's response.

On April 5, 2005, the Company supplementally filed with the Securities and Exchange Commission an amended registration statement on Form SB-2 (the "Amended Registration Statement"), which addresses the Staff's comments and makes other minor corrections.

                            *************************

1. UPDATE THE FINANCIAL STATEMENTS PURSUANT TO RULE 310(G) OF REGULATION S-B PRIOR TO EFFECTIVENESS.

     RESPONSE: In response to the Staff's comment, please be advised that the audited financial statements of the Company for the year ended December 31, 2004, have been incorporated into the Amended Registration Statement. The Company has also updated related information such as Management's Discussion and Analysis of Financial Condition and Results of Operation, description of its business and further information, to comply with the disclosure in the Annual Report on Form 10-KSB filed by the Company on March 30, 2005.

Ms. Barbara C. Jacobs
Ms. Maryse Mills-Apenteng
April 5, 2005
Page 2


2. EXECUTIVE COMPENSATION SHOULD BE PROVIDED THROUGH FISCAL YEAR 2004. SEE CORPORATION FINANCE TELEPHONE INTERP. J.8B.

     RESPONSE: In response to the Staff's comment, please be advised that the information in the Registration Statement included the executive compensation for the fiscal year 2004. Inadvertently, in the language that describes the details in the table, we did not make reference to 2004 numbers, though these numbers were included in the executive compensation table. This has been amended in the Amended Registration Statement.


3. IT APPEARS THAT FIRST NEW YORK SECURITIES IS A REGISTERED BROKER-DEALER. REVISE TO DISCLOSE THAT THE SHAREHOLDER IS A REGISTERED BROKER- DEALER AND STATE WHETHER THE SHARES WERE RECEIVED AS COMPENSATION FOR INVESTMENT BANKING SERVICES OR AS INVESTMENT SHARES. IF THE SHARES WERE PURCHASED AS INVESTMENT SHARES, FIRST NEW YORK SECURITIES MUST BE NAMED IN THE PROSPECTUS AS AN UNDERWRITER. PLEASE ADVISE.

     RESPONSE: In response to the Staff's comment, please be advised that we amended the disclosure in the Amended Registration Statement to provide that First New York Securities is a broker-dealer. Since First New York Securities has informed us that it acquired its shares of common stock in the ordinary course of business and, at the time of the acquisition thereof, it had no agreements or understandings, directly or indirectly, with any person to distribute the shares of common stock, it was not named as an underwriter. However, we have added disclosure regarding its acquisition in the ordinary course and the absence of such agreements and understandings. To the extent that we become aware that First New York Securities did not acquire their shares of common stock in the ordinary course of business or did have such an agreement or understanding, we will file a post-effective amendment to the Amended Registration Statement to designate First New York Securities as an "underwriter".

Ms. Barbara C. Jacobs
Ms. Maryse Mills-Apenteng
April 5, 2005
Page 3


4. WE NOTE THAT PUNK, ZIEGEL & COMPANY, L.P., WILL BE SELLING 78,200 SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE OF SOME WARRANTS OF WHICH 53,200 RELATE TO COMPENSATION FOR INVESTMENT BANKING SERVICES. PLEASE ADVISE AS TO THE SOURCE OF THE OTHER 25,000 SHARES.

     RESPONSE: In response to the Staff's comment, please be advised that the warrant to purchase 25,000 shares of common stock was issued to Punk, Ziegel & Company L.P. issued as compensation for placement agent services as described in the Registration Statement. We have revised the disclosure to include such 25,000 shares of common stock as well.

                            *************************


We believe that the foregoing represent appropriate responses to each of the comments set forth in your March 10 letter. If you have any questions with respect to any of these matters, or would like any further information, please contact the undersigned or Edwin L. Miller, Jr., each at Z.A.G./S&W LLP, at 617-338-2800.


                                                           Sincerely,



                                                        /s/ Howard E. Berkenblit

cc:  Shimon Citron, Zone 4 Play, Inc.
     Uri Levy, Zone 4 Play, Inc.
     Edwin L. Miller, Jr., Esq.